PROSPECTUS

Filed Pursuant to Rule 424(b)(3)

Registration Number 333-106034

Radian Group Inc.

Offer To Exchange

Our 5.625% Senior Notes Due 2013

Which Have Been Registered Under The Securities Act,

For Any And All Of Our Outstanding 5.625% Senior Notes Due 2013

The Exchange Notes

•	The terms of the notes Radian Group Inc. is issuing will be substantially identical to the terms of the outstanding notes that we issued on February 14, 2003, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes.

•	Interest on the exchange notes accrues at the rate of 5.625% per year, payable semiannually in arrears on each February 15 and August 15, beginning August 15, 2003, and the notes will mature on February 15, 2013.

•	The notes will be unsecured and will rank equally with our existing and future unsecured senior debt. The notes will effectively rank junior to all liabilities of our subsidiaries.

•	We may redeem the notes at any time before their maturity at the redemption prices described more fully in this prospectus.

•	There is no established trading market for the notes and we do not intend to apply for listing of the exchange notes on any securities exchange.

Material Terms of the Exchange Offer

•	The exchange offer expires at 5:00 p.m., New York City time, on August 26, 2003, unless extended.

•	Our completion of the exchange offer is subject to customary conditions, which we may waive.

•	Upon our completion of the exchange offer, all outstanding notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of notes that are registered under the Securities Act of 1933, as amended.

•	Tenders of outstanding notes may be withdrawn at any time before the expiration of the exchange offer.

•	The exchange of registered notes for outstanding notes will not be a taxable exchange for U.S. Federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

For a discussion of risks that you should consider before participating in this exchange offer, see “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The date of this prospectus is July 28, 2003.

This prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Radian Group Inc., attention: Investor Relations, telephone 215-564-6600.

In order to obtain timely delivery of any information you request, be sure to submit your request by no later than August 19, 2003, which is five business days before the exchange offer is scheduled to expire.

This prospectus is part of a registration statement on Form S-4 that we have filed with the Securities and Exchange Commission under the Securities Act. We are submitting this prospectus to holders of our 5.625% senior notes due 2013, which we issued on February 14, 2003, so they can consider exchanging these notes for substantially identical notes that are registered under the Securities Act. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with additional, different, or inconsistent information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. You should not assume that the information included in or delivered with this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since then.

We are not making the exchange offer to, and we will not accept surrenders for exchange from, holders of our existing 5.625% senior notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would violate the securities or other laws of that jurisdiction.

Our logo and certain titles and logos of our products and services are our trademarks. Each trademark, trade name, or service mark of any other company appearing in this prospectus belongs to its holder.

Market data and other statistical information contained or incorporated by reference in this prospectus are based on independent industry publications, government publications, reports by market

i

research firms, or other published independent sources. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

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FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated into this prospectus by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on our beliefs, certain assumptions made by us, forecasts of future results and current expectations, estimates and projections about the markets and economy in which we and our various segments operate. The words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “will,” “estimate” and variations of such words and similar expressions are also used to identify forward-looking statements.

The forward-looking statements are not guarantees of future performance and involve uncertainties and assumptions which are difficult to predict and many of which are beyond our control. Therefore, future events and actual outcomes may differ materially from those matters expressed or implied in such forward-looking statements, and investors should not place undue reliance on forward-looking statements as a prediction of actual results.

The uncertainties and assumptions involved in our forward-looking statements include those discussed under the caption “Risk Factors” and in our other filings with the Securities and Exchange Commission, which are incorporated by reference into this prospectus. You should consider all of our forward-looking statements in light of these factors. In addition, other risks and uncertainties not currently known to us or that we currently do not consider to be material could affect the accuracy of our forward-looking statements.

We undertake no obligation to update any information contained in this prospectus or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this prospectus.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained or incorporated by reference in this prospectus and does not contain all the information that may be important to you. You should read this entire prospectus, and the documents incorporated by reference in this prospectus, before making an investment decision. As used in this prospectus the terms “Radian,” “we,” “our” and “us” refer to Radian Group Inc. and its direct and indirect subsidiaries except where the context otherwise requires or as otherwise indicated.

Radian Group Inc.

Overview

Radian Group Inc. is a holding company which, through its subsidiaries, is primarily engaged in private mortgage insurance, financial guaranty insurance and mortgage-related services. We have been a provider of private mortgage insurance in the United States since 1978.

Our private mortgage insurance business primarily covers residential first-lien mortgage loans and expands home ownership opportunities by enabling people to purchase homes with down payments of less than 20% of the total purchase price. Private mortgage insurance also facilitates the sale of mortgage loans in the secondary mortgage market, principally to government sponsored enterprises such as Freddie Mac and Fannie Mae. We also provide credit insurance on mortgage-related assets, such as second-lien mortgages and manufactured housing, and credit enhancement to mortgage and mortgage-related capital market transactions. Our mortgage insurance business segment generated approximately 69% of our consolidated net income for the year ended December 31, 2002.

Our financial guaranty business focuses on directly insuring and reinsuring municipal bonds and structured products such as asset-backed obligations and collateralized debt obligations. Primarily through Radian Reinsurance Inc., we reinsure financial guaranties of municipal and structured product debt obligations from primary financial guaranty companies. Our financial guaranty business segment generated approximately 22% of our consolidated net income for the year ended December 31, 2002.

In addition to private mortgage insurance and financial guaranty insurance, we provide a wide range of mortgage-related services, including internet-based mortgage processing, closing and settlement services that reduce the cost and time needed for our customers to close on loans. We also, through certain entities in which we have invested, purchase, service and securitize credit-impaired and seller-financed residential mortgages, and we purchase and service delinquent unsecured consumer assets. Our mortgage services business segment generated approximately 9% of our consolidated net income for the year ended December 31, 2002.

Our consolidated net income was $427.2 million for the year ended December 31, 2002 and $104.8 million for the quarter ended March 31, 2003. As of December 31, 2002, our total assets were $5.39 billion and our stockholders’ equity was $2.75 billion. As of March 31, 2003, our total assets were $5.79 billion and our stockholders’ equity was $2.84 billion.

Strategy

Our strategic objective is to be a diversified global credit enhancement and mortgage services company focused on returns on allocated equity. The key components of our strategy are as follows:

•	continue to prudently grow our global mortgage insurance and financial guaranty businesses;

•	leverage our core competencies in new product offerings, both domestically and internationally; and

•	focus on being a low cost provider of services through technology and risk management.

Our principal executive offices are located at 1601 Market Street, Philadelphia, Pennsylvania 19103. Our telephone number is (215) 564-6600. We maintain a website at www.radiangroupinc.com where general information about us is available. We are not incorporating the contents of the website into this prospectus. We have included our website address in this prospectus only as an inactive textual reference and do not intend it to be an active link to our website.

Additional information about us, including our audited financial statements and a more detailed description of our business, is contained in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information.”

The Exchange Offer

On February 14, 2003, we completed a private offering of $250 million principal amount of 5.625% senior notes. In this prospectus, we refer to (1) the notes sold in the original offering as the old notes, (2) the notes offered by this prospectus in exchange for the old notes as the exchange notes and (3) the old notes and the exchange notes together as the notes.

The Exchange Offer	We are offering to exchange $1,000 principal amount of our exchange notes for each
$1,000 principal amount of old notes. As of the date of this prospectus, $250 million in aggregate principal amount of old notes are outstanding. The exchange notes are substantially identical to the old notes, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the old notes.

In order to exchange your old notes, you must properly tender them before the expiration of the exchange offer.

Registration Rights Agreement	We have undertaken this exchange offer to comply with a registration rights agreement that we entered into with the initial purchasers of the old notes. See “The Exchange Offer”
and “Description of the Exchange Notes.”

Consequences of Failure to Exchange Old Notes	You will continue to hold old notes that remain subject to their existing transfer restrictions if:
• you do not tender your old notes or

• you tender your old notes and they are not accepted for exchange.

With some limited exceptions, we will have no obligation to register the old notes after we consummate the exchange offer. See “The Exchange Offer—Consequences of Failure to Exchange.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 26, 2003, unless we decide to extend it, in which case “Expiration Date” means the latest date and time to which the exchange offer is extended.

Interest on the Exchange Notes	The exchange notes will accrue interest from the most recent date to which interest has been paid or provided for on the old notes or, if no interest has been paid on the old notes, from the date of original issue of the old notes.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. We currently anticipate that each of the conditions will be satisfied and that we will not need to waive any conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date if any such condition occurs. For additional information, see “The Exchange Offer—Conditions to the Exchange Offer.”

Withdrawal Rights	You may withdraw your tender at any time before 5:00 p.m., New York City time, on the expiration date.

Procedures for Tendering Old Notes	If you are a holder of old notes who wishes to accept the exchange offer, you must:
• complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your old notes, to the exchange agent at the address set forth under “The Exchange Offer—Exchange Agent;” or

• arrange for The Depository Trust Company to transmit certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.

By tendering your old notes in either manner, you will be representing among other things, that:

• the exchange notes you receive in the exchange offer are being acquired in the ordinary course of your business;

• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

• you are not an “affiliate” of ours.

Special Procedures for Beneficial Owners	If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact the registered holder

promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, either arrange to have your old notes registered in your name or obtain a properly completed bond power from the registered holder. Please note that the transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedures for book-entry transfer cannot be completed on time, you may still tender your old notes by using the guaranteed delivery procedures described in “The Exchange Offer—Procedures for Tendering Old Notes.”

Acceptance of Old Notes and Delivery of Exchange Notes	We will accept for exchange all old notes which are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date. For additional information, see “The Exchange Offer—Acceptance of Old Notes for Exchange; Delivery of Exchange Notes.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We will pay for our expenses related to the exchange offer.

Certain United States Federal Income Tax Considerations	The exchange of exchange notes for old notes in the exchange offer will not be a taxable event for federal income tax purposes. For additional information, see “Material Federal Income Tax Consequences of the Exchange.”

Exchange Agent	Wachovia Bank, National Association is serving as exchange agent in connection with the exchange offer.

Risk Factors	You should consider carefully the information provided in “Risk Factors” and all the other information included or incorporated by reference in this prospectus in deciding whether to exchange your old notes for the exchange notes.

Summary of Exchange Notes

The summary below describes the principal terms of the exchange notes. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the old notes are not applicable to the exchange notes. The exchange notes will evidence the same debt as the old notes. The exchange notes and the old notes will be governed by the same indenture.

Company	Radian Group Inc.

Securities Offered	$250,000,000 aggregate principal amount of 5.625% senior notes due 2013.

Maturity Date	February 15, 2013.

Interest Payment Dates	February 15 and August 15 of each year, commencing on August 15, 2003.

Optional Redemption	We may redeem the exchange notes at any time in whole or from time to time in part at the “make-whole” redemption price described under “Description of the Exchange Notes—Optional Redemption.”

Ranking	The exchange notes will be our unsecured senior obligations and will rank equal in right of payment with all of our existing and future unsecured senior indebtedness. However, the exchange notes will be effectively subordinated to any of our secured indebtedness to the extent of the assets securing the indebtedness and to all existing and future obligations of our subsidiaries. As of March 31, 2003, we had $717.2 million of senior indebtedness, including the notes, and no secured indebtedness outstanding. As of March 31, 2003, our subsidiaries had no indebtedness outstanding. The indenture governing the notes does not restrict the amount of unsecured indebtedness that we or our subsidiaries may incur in the future.

Mandatory Redemption	We will not be required to make mandatory redemption or sinking fund payments with respect to the exchange notes.

Summary Consolidated Financial Data

Our summary consolidated historical financial information and ratio of earnings to fixed charges set forth below is derived from our audited consolidated financial statements for 1998 through 2002 and our unaudited consolidated financial statements for the quarters ended March 31, 2002 and 2003. Per share data has been adjusted for the two-for-one stock split effected in June 2001. You should read the information in the table in conjunction with our consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the reports that we have filed with the SEC and incorporated by reference into this prospectus.

	As of and for the Quarter Ended March 31, (unaudited)		As of and for the Year Ended December 31,
	($ in thousands)
	2003	2002	2002	2001	2000	1999	1998
Premiums earned	$226,129	$209,189	$847,125	$715,880	$520,871	$472,635	$405,252

Net investment income	46,672	42,753	178,841	147,487	82,946	67,259	59,862
Provision for losses	67,758	57,427	243,332	208,136	154,326	174,143	166,377
Policy acquisition costs	31,017	23,447	100,818	84,262	51,471	58,777	58,479
Other operating expenses	44,441	44,745	175,313	132,516	57,167	62,659	59,720
Merger expenses	0	0	0	0	0	37,766	1,098
Pretax income	146,573	146,450	601,276	505,531	352,470	219,466	197,913
Net income	104,772	103,933	427,169	360,419	248,938	148,138	142,237
Diluted net income per share	$1.11	$1.08	$4.41	$3.88	$3.22	$1.91	$1.84
Cash dividends declared per share	$.02	$.02	$.08	$.075	$.06	$.05	$.04
Assets	$5,788,907	$4,832,756	$5,393,405	$4,438,626	$2,272,811	$1,776,712	$1,513,405
Investments	4,538,214	3,669,359	4,200,327	3,369,475	1,750,457	1,388,677	1,175,452
Reserve for losses	632,896	593,685	624,557	588,643	390,021	335,584	245,125
Unearned premiums	643,904	528,041	618,050	513,932	77,241	54,925	75,538
Short-term and long-term debt	717,237	544,093	544,145	324,076	0	0	0
Redeemable preferred stock	0	40,000	0	40,000	40,000	40,000	40,000
Common stockholders’ equity	2,844,052	2,410,783	2,753,435	2,306,328	1,362,197	1,057,256	932,199

Other Data:
Ratio of earnings to fixed charges(1)	16.5x	18.7x	18.3x	25.0x	151.1x	105.1x	165.8x
Direct primary insurance in force ($ in millions)	119,036	111,297	110,273	107,918	100,859	97,089	83,178

(1)	Earnings consist of income from continuing operations before income taxes, extraordinary items, cumulative effect of accounting changes, equity in net income of affiliates and fixed charges. Fixed charges consist of interest expense and capitalized interest and an estimate of interest expense within rental expense.

RISK FACTORS

Your investment in the exchange notes will involve risks. Before making an investment decision, you should consider carefully the following risk factors and the other information included or incorporated by reference in this prospectus. This section includes or refers to forward-looking statements. You should refer to the explanation of the qualifications and limitations on these forward-looking statements discussed under “Forward-Looking Statements” on page iii of this prospectus.

Risks Relating to the Notes and the Exchange Offer

Your right to receive payments on the notes is unsecured and will be effectively subordinated to any of our secured indebtedness and to the indebtedness and other liabilities of our subsidiaries.

The notes are our general unsecured senior obligations and are effectively subordinated to any secured debt we may have in the future to the extent of the value of the assets securing that debt. In the event of our liquidation, dissolution, reorganization, bankruptcy or any similar proceeding regarding our assets, whether voluntarily or involuntarily instituted, the holders of our secured debt will be entitled to be paid from the assets securing that debt before such assets may be used to make any payment with respect to the notes.

The notes are also effectively subordinated in right of payment to all of our subsidiaries’ indebtedness and other liabilities, including claims and trade payables. The notes are exclusively obligations of Radian Group Inc. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the notes, whether by dividends, distributions, loans or other payments. If there is a bankruptcy, liquidation or similar event with respect to our company, the assets of our subsidiaries will be available to pay our obligations on the notes only after their obligations are satisfied in full. State insurance insolvency laws governing our subsidiaries may also restrict the availability of our subsidiaries’ capital to pay our obligations. Consequently, if any of the foregoing events occurs, we cannot assure you that we will have sufficient assets to pay amounts due on the notes.

We are a holding company that depends on the ability of our subsidiaries to pay dividends to us in order to service our debt.

Our principal source of cash is dividends and other distributions from our subsidiaries, which are limited, among other things, by their earnings and the level of their liquidity. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us is subject to statutory as well as contractual restrictions, and is also subject to certain restrictions in our existing debt instruments. As of December 31, 2002, our subsidiaries’ total amount of indebtedness was $75 million. As of March 31, 2003 our subsidiaries had no indebtedness. Under applicable state insurance law, the amount of dividends and other distributions that our insurance subsidiaries may pay is restricted. Our subsidiaries may also be restricted in their ability to pay dividends in order to maintain capital necessary to retain their ratings from applicable rating agencies. Although we currently expect our subsidiaries to pay us sufficient dividends to service our debt, a deterioration in our subsidiaries’ earnings, cash flows or capital and surplus, as a result of an economic downturn or losses from our insurance operations and a corresponding decrease in their net worth or otherwise, could limit their ability to pay cash dividends to us, which, in turn, would limit our ability to service our debt

You may have difficulty selling any old notes if you fail properly to exchange your old notes for exchange notes.

We will only issue exchange notes for old notes that you timely and properly tender. You should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes set forth in this prospectus and in the letter of transmittal that accompanies this prospectus. Neither we nor the exchange agent are required to notify you of any defects or irregularities relating to your tender of old notes.

If you do not tender your old notes for exchange notes in the exchange offer or if you tender your old notes and they are not accepted for exchange, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from registration under the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act after the exchange offer is completed. If you continue to hold any old notes after the exchange offer is completed, you may have trouble selling them because of these restrictions on transfer.

In addition, we anticipate that most holders of old notes will elect to participate in the exchange offer. Consequently, we expect that the liquidity of the market for the old notes after completion of the exchange offer may be substantially limited.

You may find it difficult to sell the exchange notes or to sell them at a price you deem sufficient because there is no existing trading market for the exchange notes.

The exchange notes will be new securities for which no established trading market currently exists. We do not intend to list the exchange notes on any securities exchange. Securities dealers who were the initial purchasers of the old notes have advised us that they intend to make a market in the exchange notes, but they are not obligated to do so and may discontinue market-making at any time without notice. The liquidity of any market for the exchange notes will depend upon various factors, including:

•	the number of holders of the exchange notes;

•	the interest of securities dealers in making a market for the exchange notes;

•	the overall market for investment grade securities;

•	our financial performance and prospects; and

•	the prospects for companies in our industry generally.

Even if a trading market develops, the exchange notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including:

•	prevailing interest rates;

•	the number of holders of the exchange notes;

•	the market for similar debt securities; and

•	our financial performance and prospects.

Finally, if a large number of holders of old notes do not tender old notes, or tender old notes improperly, only a limited amount of exchange notes would be outstanding after we complete the exchange offer, which could adversely affect the development and viability of a market for the exchange notes.

Some holders who exchange old notes may be deemed to be underwriters and these holders may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

If you exchange old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to be an underwriter and to have received restricted securities.

Risks Relating to Our Business

Because many of the mortgage loans we insure are sold to Fannie Mae and Freddie Mac, changes in their business practices could significantly reduce our revenues.

Because the beneficiaries of the majority of our mortgage insurance policies are Fannie Mae and Freddie Mac, their business practices have a significant influence on us as well as on the mortgage insurance industry in general. Changes in their practices could reduce the number of policies they purchase that are insured by us and consequently reduce our revenues. Subject to certain minimum requirements, some of their programs require less insurance coverage than they historically have required. Fannie Mae and Freddie Mac have the ability to further reduce coverage requirements, which could cause a reduction in the demand for mortgage insurance and cause our premium revenues to decline.

In addition, new risk-based capital rules promulgated by the Office of Federal Housing Enterprise Oversight, which regulates Fannie Mae and Freddie Mac, may provide incentives for Fannie Mae and Freddie Mac to purchase loans that are insured by mortgage insurance companies rated “AAA” rather than “AA.” These rules could impair the ability of our subsidiaries, Radian Guaranty and Amerin Guaranty, which are both rated “AA,” to compete with “AAA”-rated companies. Currently there are two “AAA”-rated mortgage insurance companies. The rules will not be fully phased-in for several more years. If Fannie Mae and Freddie Mac choose to purchase mortgage insurance from “AAA”-rated companies instead of us, our revenues would decline.

General economic factors may adversely affect our loss experience and the demand for mortgage insurance and financial guaranties.

Our business, and the risks associated with our business, tend to be cyclical, and track general economic and market conditions. Our loss experience on the mortgage and financial guaranty insurance we write could be materially adversely affected by extended national or regional economic recessions, business failures, falling housing values, rising unemployment rates, interest rate changes or volatility, changes in investor perceptions regarding the strength of private mortgage insurers or financial guaranty providers and the policies or guaranties offered by such insurers, investor concern over the credit quality of municipalities and corporations, terrorist attacks, acts of war or combinations of such factors. These events could also materially decrease demand for housing or could reduce the demand for mortgage insurance or financial guaranty insurance. These factors could also cause claims and losses on the policies and guaranties we have issued to increase beyond what we anticipate. In addition to exposure to general economic factors, financial guaranty insurance exposes us to the specific risks faced by the particular businesses, municipalities or pools of assets covered by our insurance.

Because our business is concentrated among relatively few major customers, our revenues could decline if we lose any significant customer.

Our mortgage insurance and financial guaranty businesses are both dependent on a small number of customers. Our top 10 mortgage insurance customers are generally responsible for over 45% of both our primary new insurance written in a given year and our direct primary risk in force, based on the aggregate principal amount of the mortgage loans insured by us multiplied by the coverage percentage. The concentration of business with our customers may increase as a result of mergers or other factors. Our master policies and related lender agreements do not, and by law cannot, require our mortgage insurance customers to do business with us. In addition, in 2002, our subsidiaries, Radian Reinsurance and Radian Asset Assurance, derived 26.7% of their annual gross premiums from four primary insurers, with one insurer accounting for 10.4% of their annual gross premiums. In addition, one trade credit reinsurer generated 6.2% of the financial guaranty business segment’s 2002 gross premiums.

If we were to lose the business of one of our major customers, our revenues would be materially adversely affected.

Because our business is concentrated in a few states, our losses could increase materially or our revenues could decline as a result of regional economic factors.

In addition to our customer concentration, much of our business is concentrated in relatively few states, which increases our vulnerability to economic downturns in those states. Our principal mortgage insurance subsidiary, Radian Guaranty has approximately 60% of its primary insurance in force concentrated in 10 states (with the highest percentage in California). The current low mortgage interest rate environment is generating increased refinancing activity (the payoff of an existing mortgage loan combined with the establishment of a new mortgage loan). Because mortgage loans in areas experiencing property value appreciation are less likely to require mortgage insurance at the time of refinancing than are loans in areas experiencing limited or no property value appreciation, the current low mortgage interest rate environment may have the effect of further concentrating our primary mortgage insurance in force in economically weaker areas. Radian Reinsurance and Radian Asset Assurance also have approximately 40% of their insurance in force concentrated in six of those same 10 states.

We face the possibility of higher claims as our mortgage insurance policies age.

Historically, most claims under private mortgage insurance policies occur during the third through fifth year after issuance of the policies. Approximately 71% of our primary risk in force has not yet reached its anticipated highest claim frequency years. If the growth of our new business were to slow or decline, we would expect claims to grow as a percentage of our revenues, which would likely adversely affect our results of operations and financial condition.

If the estimates we use in establishing reserves for our mortgage insurance or financial guaranty business are incorrect, we may be required to take charges to income and our ratings may be reduced.

We establish reserves in both our mortgage insurance and financial guaranty businesses to provide for the estimated costs of settling claims. In our mortgage insurance business segment, we do not establish reserves until we are notified that a borrower has failed to make at least two payments when due. Once a payment has been missed, we use historical models based on a variety of loan characteristics, including the status of the loan as reported by the servicer of the loan, economic conditions, and the estimated foreclosure period in the area where a default exists, to help determine the amount of the loss reserve.

In our financial guaranty business segment, we base our loss reserves upon our estimates of likely claims and related claims amounts. We increase this reserve either when (1) a primary insurer provides for losses and loss adjustment expenses or (2) we conclude that a default is probable on an insured risk. The amount of the reserve established is based on our analysis of the individual insured risk.

Setting the loss reserves in both business segments involves significant reliance upon estimates with regard to the likelihood, magnitude and timing of a loss. The models and estimates we use to establish loss reserves may not prove to be accurate, especially during an extended economic downturn. There can be no assurance that we have correctly estimated the necessary amount of our reserves or that the reserves we establish will be adequate to cover ultimate losses on incurred defaults.

If our estimates are inadequate, we may be forced by insurance and other regulators or rating agencies to increase our reserves. Unanticipated increases to our reserves could lead to a reduction in our ratings. A reduction of our ratings could have a significant negative impact on our ability to attract and retain business.

Some of our products are riskier than traditional mortgage policies or financial guaranties of public finance obligations.

We generally provide our private mortgage insurance for mortgage products that are at higher risk of default than traditional mortgages. A significant portion of our mortgage insurance in force consists of insurance either on mortgage loans with loan-to-value ratios (“LTVs”) of more than 90% or on adjustable rate mortgage loans. The LTV is the ratio of the original loan amount to the value of the property. Mortgage loans with LTVs greater than 90% are expected to have default incidence rates substantially higher than those with lower LTVs. Adjustable rate mortgage loans generally have higher default rates than fixed rate loans. In addition, if we are required to pay a claim on a higher LTV loan, it is generally more difficult to recover our costs from the underlying property, especially in areas with declining property values.

We also offer traditional pool mortgage insurance, which exposes us to different risks from primary mortgage insurance. Our pool mortgage insurance products generally cover all losses in a pool of loans up to our aggregate exposure limit (generally between 1% and 10% of the initial aggregate loan balance of the entire pool of loans). Under pool insurance, we could be required to pay the full amount of every loan in the pool within our insured layer that is in default and upon which a claim is made until the aggregate limit is reached, rather than a percentage of that amount, as is the case in traditional primary mortgage insurance. As of December 31, 2002, $1.7 billion, or 6.2%, of our risk in force in our mortgage insurance business segment was attributable to pool insurance.

We insure some non-prime loans, which are riskier than our general portfolio and which will likely require us to make a higher percentage of claims payouts. These are usually classified as “Alt-A” and “A minus” loans, and enable borrowers with less than normal documentation or with substandard credit histories to obtain mortgages and mortgage insurance. Although we have historically limited the insurance of these non-prime loans to those made by lenders with good results and servicing experience in this area, we believe that non-prime lending programs represent the largest area for future growth in the mortgage insurance industry, and we have increased and expect to continue to increase our insurance written in this area. During 2002, non-prime business accounted for $16.2 billion or 33.1% of our mortgage insurance business’s new primary insurance written (of which 72.8% was Alt-A) compared to

$14.3 billion or 31.9% in 2001. At December 31, 2002, non-prime insurance in force was $25.6 billion or 23.2% of total primary insurance in force as compared to $18.2 billion or 16.8% of primary insurance in force a year ago.

Our subsidiary, Radian Insurance, writes credit insurance on non-traditional mortgage-related assets such as second mortgages and manufactured housing and provides credit enhancement to mortgage-related capital market transactions. These types of insurance could have higher claims payouts than traditional mortgage insurance products. We have less experience writing these types of insurance.

Our subsidiaries also write guaranties involving structured finance transactions that expose us to a variety of market, credit and political risks beyond those that are specific to the mortgage insurance or public finance financial guaranty businesses. We issue guaranties connected with certain asset-backed transactions and securitizations secured by one or a few classes of assets, such as residential mortgages or other consumer assets, utility mortgage bonds and multi-family housing bonds and obligations under credit default swaps, both funded and synthetic. Our subsidiaries, Radian Asset Assurance and Radian Reinsurance, also provide trade credit reinsurance, which protects sellers of goods under certain circumstances against non-payment of the receivables they hold from buyers of those goods. These guaranties expose us to the risk of buyer nonpayment, which could be triggered by many factors, including the business failures of buyers. Such guaranties may cover receivables both where the buyer and seller are in the same country as well as cross-border receivables. In the case of cross-border transactions, we sometimes grant coverage extending to certain political risks, such as foreign currency controls and expropriation, which could interfere with the payment from the buyer.

If we are required to pay claims on our mortgage insurance or financial guaranty products beyond what we have anticipated, then our financial condition and results of operations could be materially and adversely affected.

Our delegated underwriting program may subject us to unanticipated claims.

In our mortgage insurance business, we permit many of our mortgage lender customers to commit Radian Guaranty to insure loans using pre-established underwriting guidelines. Once a lender is accepted for our delegated underwriting program, we generally must insure a loan originated by that lender even if the lender has not followed the specified underwriting guidelines. Even if we terminate a lender’s underwriting authority, we would remain at risk for any loans previously insured by the lender before such termination. A lender could possibly commit us to insure a material number of loans with unacceptable risk profiles before we were able to discover the problem and terminate that lender’s delegated underwriting authority. The performance of loans insured through programs of delegated underwriting has not been tested over a period of extended adverse economic conditions. If the specified underwriting guidelines are not properly applied by our lenders, or if we have not properly constructed the guidelines, we could be required to pay a higher number of claims than we expect.

We may face increased risks associated with our contract underwriting business.

In our mortgage insurance business we underwrite some of our customers’ mortgage loans for secondary market compliance while at the same time assessing certain of the loans for mortgage insurance. Our customers sometimes require us to purchase, or issue mortgage insurance on, loans that we have underwritten on their behalf but on which we have made a material mistake. We, therefore, assume some credit risk and interest rate risk if we make an error. In a rising interest rate environment, the value of loans we are required to repurchase could decrease, and consequently, the costs to us of such repurchases could increase.

Our revenues from mortgage insurance are dependent on the annual renewals of policies which may be terminated or not renewed by policyholders.

Most of our mortgage insurance premiums each year are derived from the renewal of policies that we have written in previous years. Consequently, a decrease in the length of time that our mortgage insurance policies remain in force would cause a decline in our revenues, unless we are able to write enough new business to replace the cancelled policies. Recently, the rate of nonrenewal has been increasing. Factors that could cause an increase in nonrenewals of our mortgage insurance policies include falling mortgage interest rates (which leads to increased refinancings and associated cancellations of mortgage insurance), appreciating home values and changes in the mortgage insurance cancellation requirements of mortgage lenders and investors.

Our success depends on our ability to assess and manage our underwriting risks.

Our success depends on our ability to accurately assess and manage the risks associated with the business we insure. We generally cannot cancel the mortgage insurance or financial guaranty insurance coverage we provide, and, because we generally fix premium rates for the life of a policy when issued, we cannot adjust renewal premiums or otherwise adjust premiums over the life of a policy. If the risk underlying a particular mortgage insurance or financial guaranty coverage develops more adversely than anticipated, or if national and regional economies undergo unanticipated stress, we generally cannot increase premium rates on in-force business or cancel coverage to mitigate the effects of such adverse developments.

Our mortgage insurance and financial guaranty premium rates may not adequately cover future losses. Our mortgage insurance premiums are based upon our expected risk of claims on the insured loan, and take into account the loan’s LTV, loan type, mortgage term, occupancy status and coverage percentage, among other factors. Similarly, our financial guaranty premiums are based upon our expected risk of claim on the insured obligation, and take into account, among other factors, the rating and creditworthiness of the issuer of the insured obligations, the type of insured obligation, the policy term and the structure of the transaction being insured. In addition, the premium rates take into account expected cancellation rates, operating expenses and reinsurance costs, as well as profit and capital needs and the prices we expect would be offered by our competitors. Despite the analytical methods employed, our premiums earned and the associated investment income on the premiums may ultimately prove to be inadequate to compensate for losses we may incur.

Our success is dependent on our ability to manage our investment risks and funds we control.

Our income from our investment portfolio is one of our primary sources of cash flow to support our operations and claim payments. If our calculations with respect to our policy liabilities are incorrect, or if we improperly structure our investments to meet these liabilities, we could have unexpected losses, including losses resulting from forced liquidation of investments before their maturity. Our investments and investment policies and those of our subsidiaries are subject to state insurance laws, and may change depending upon regulatory, economic and market conditions and the existing or anticipated financial condition and operating requirements, including the tax position, of our business segments.

There can be no assurance that our investment objectives will be achieved. The success of our investment activity is affected by general economic conditions, which may adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of such fixed income securities. Volatility or illiquidity in the markets in which we directly or indirectly hold positions could adversely affect us. In addition, our businesses, such as RadianExpress.com, may be responsible for the handling and disbursement of lender funds, which subjects us to the risks that such funds could be misdirected or misappropriated.

If housing values fail to appreciate, our ability to recover amounts paid on defaulted mortgages may be reduced and our earnings may decrease.

Under our standard mortgage insurance policy, upon default we generally have the option of paying an entire loss amount and taking title to a mortgaged property or paying our coverage percentage in full satisfaction of our obligations under the policy. In recent years with a strong housing market, we have been able to take advantage of paying the entire loss amount and selling properties quickly. If housing values fail to appreciate, our ability to recover amounts paid on defaulted mortgages may be reduced or delayed which may decrease our earnings.

A downgrade of the ratings of any of our subsidiaries by any of the rating agencies would adversely affect our business.

The insurance financial strength ratings assigned by S&P, Moody’s and Fitch to our subsidiaries may be downgraded by one or more of the rating agencies as a result of changes in the views of the rating agencies or adverse developments in our or our subsidiaries’ financial condition or results of operations due to underwriting or investment losses or otherwise. As of the date of this prospectus, our subsidiaries have been assigned the following insurance financial strength ratings:

	MOODY’S	S&P	FITCH

Radian Guaranty	Aa3	AA	AA

Radian Insurance	Aa3	AA	AA

Amerin Guaranty	Aa3	AA	AA

Radian Reinsurance	Aa2	AA	AA

Radian Asset Assurance	Not Rated	AA	AA

If the financial strength ratings of any of our mortgage insurance subsidiaries, Radian Guaranty, Radian Insurance or Amerin Guaranty, fall below “Aa3” from Moody’s or “AA” from S&P and Fitch, then national mortgage lenders and a large segment of the mortgage securitization market, including Fannie Mae and Freddie Mac, generally will not purchase mortgages or mortgage-backed securities insured by them. If the financial strength rating of Radian Asset Assurance, one of our financial guaranty subsidiaries, falls below “AA” from S&P or Fitch, it could have a material adverse effect on its competitive position and its prospects for future financial guaranty insurance opportunities. If the financial strength rating of Radian Reinsurance, another of our financial guaranty subsidiaries, falls below “AA” from S&P or Fitch, or “Aa2” from Moody’s, the value of the reinsurance offered by Radian Reinsurance to its primary insurers will be substantially reduced and may no longer be of sufficient economic value to its primary insurers for them to continue to cede insurance to Radian Reinsurance at economically viable rates.

Radian Reinsurance and Radian Asset Assurance are also parties to numerous reinsurance agreements with primary insurers which grant the primary insurers the right to recapture all of the business ceded to Radian Reinsurance or Radian Asset Assurance under these agreements if the financial strength rating of Radian Reinsurance or Radian Asset Assurance, as the case may be, is downgraded below the rating levels from specified rating agencies established in the agreements, and, in some cases, to increase the commissions charged to Radian Reinsurance for cessions in order to compensate the primary insurers for the decrease in credit the rating agencies allow the primary insurers for the reinsurance provided by our financial guaranty subsidiaries.

In October 2002, S&P announced that it had downgraded the financial strength rating of Radian Reinsurance from “AAA” to “AA” (and on April 8, 2003, Fitch announced that it had downgraded the financial strength rating of Radian Reinsurance from “AAA” to “AA” and removed it from “negative watch”). As a result of the downgrade by S&P, the primary insurers have the right, as described above, to recapture the financial guaranty reinsurance ceded to Radian Reinsurance, including substantially all of the unearned premium reserves of Radian Reinsurance. The primary insurers do not have a similar right with respect to the downgrade by Fitch. As described above, the primary insurers also have the right to increase commissions charged to Radian Reinsurance for cessions, including the right to a cash refund of a portion of the unearned premium reserves previously ceded to Radian Reinsurance reflecting the increased commissions. In addition, the primary insurers may seek amendments to their agreements with Radian Reinsurance to revise commissions or premiums payable or to recapture only a portion of the business ceded to Radian Reinsurance in a given year. Radian Reinsurance has reached agreement with two of the primary insurers whereby such primary insurers have agreed not to exercise their rights with respect to the downgrade of Radian Reinsurance by S&P and negotiations continue with respect to the other two primary insurers regarding the exercise of rights, which we are seeking to conclude on or before September 30, 2003. Although Radian Reinsurance may be able to offset some of the effects of increased commissions or reduced reinsurance premiums by posting collateral for the benefit of the reinsurers, the S&P downgrade, or the exercise by primary insurers of their rights triggered by the downgrade of Radian Reinsurance by S&P, could have a material adverse effect on Radian Reinsurance’s competitive position and/or its prospects for future reinsurance opportunities. We cannot be certain that the rating agencies will not make further revisions to Radian Reinsurance’s or Radian Asset Assurance’s financial strength ratings which would again trigger these rights of the primary insurers.

In July 2003, S&P revised its outlook on the mortgage insurance industry in general to “negative” from “stable” based on its annual review of the industry. In such revision S&P rated Radian Guaranty as “stable.” S&P stated that it revised the outlook for the mortgage insurance industry in general because of its view as to negative trends in pricing adequacy and borrower defaults. Pricing adequacy is the effective premium mortgage insurers can obtain while operating profitably and maintaining capital adequacy.

An increase in our subsidiaries’ risk-to-capital ratio and/or leverage ratio may prevent them from writing new insurance.

Rating agencies and state insurance regulators impose capital requirements on our subsidiaries (Radian Guaranty, Amerin Guaranty, Radian Insurance, Radian Reinsurance and Radian Asset Assurance and their respective subsidiaries). These capital requirements include risk-to-capital ratios, leverage ratios and surplus requirements, and limit the amount of insurance that our subsidiaries may write. Moody’s and S&P have also entered into an agreement with Radian Guaranty that obligates Radian Guaranty to maintain at least $30 million of capital in Radian Insurance as a condition of the issuance and maintenance of Radian Insurance’s “Aa3” rating from Moody’s and “AA” rating from S&P and Fitch, respectively. Our subsidiaries have several alternatives available to control their risk-to-capital ratios and leverage ratios, including obtaining capital contributions from us, purchasing reinsurance or reducing the amount of new business written. To date, none of our subsidiaries has had any difficulty in maintaining appropriate risk-to-capital or leverage ratios or has been limited in its ability to write new insurance. However, a material reduction in the statutory capital and surplus of a subsidiary, whether resulting from underwriting or investment losses or otherwise, or a disproportionate increase in risk in force, could increase a subsidiary’s risk-to-capital ratio or leverage ratio. This in turn could limit that subsidiary’s ability to write new business or require that subsidiary to obtain reinsurance for existing business, which then could materially adversely affect our results of operations and financial condition.

The private mortgage insurance industry is highly competitive and our revenues could decline as a result of competition.

The United States private mortgage insurance industry is highly dynamic and intensely competitive. Our competitors include:

•	other private mortgage insurers, some of which are subsidiaries of well capitalized companies with higher financial strength ratings and greater access to capital than we have;

•	federal and state governmental and quasi-governmental agencies, principally the Federal Housing Administration (the “FHA”) and the Veterans Administration (“VA”); and

•	mortgage lenders and other intermediaries that forgo third-party insurance coverage and retain the full risk of loss on their high LTV loans.

In addition, there are an increasing number of alternatives to traditional private mortgage insurance, which could reduce the demand for our insurance products. These include:

•	investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage; and

•	mortgage lenders structuring mortgage originations such as a first mortgage with an 80% LTV and a second mortgage with a 10% LTV, which is referred to as an “80-10-10 loan,” rather than a first mortgage with a 90% LTV.

Many factors bear on the relative competitive positions of the private mortgage insurance industry and our competitors, including price, underwriting criteria, legislative and regulatory initiatives that affect the FHA’s competitive position and the capital adequacy of, and alternative business opportunities for, lending institutions.

If we are unsuccessful at meeting the competition in our industry, our revenues may decline.

We face significant competition in the financial guaranty industry and our revenues could decline as a result of competition.

The financial guaranty industry is also highly competitive. The principal sources of direct and indirect competition are:

•	other financial guaranty insurance companies;

•	multiline insurers that have increased their participation in financial guaranty reinsurance, some of which have formed strategic alliances with some of the U.S. primary financial guaranty insurers; and

•	other forms of credit enhancement, including letters of credit, guaranties and credit default swaps provided primarily by foreign and domestic banks and other financial institutions, some of which are governmental enterprises or have been assigned the highest ratings awarded by one or more of the major rating agencies.

The rating agencies allow credit to a ceding company’s capital requirements and single-risk limits for reinsurance ceded in an amount that is in part determined by the financial strength rating of the reinsurer. Some of our competitors have greater financial resources and are better capitalized than we and/or have been assigned higher ratings by one or more of the major rating agencies. Competition in the financial guaranty reinsurance business is based on many factors, including overall financial strength, pricing, service and evaluation by the rating agencies of financial strength.

Legislation and regulatory changes and interpretations could harm our business.

Changes in laws and regulations affecting the municipal, asset-backed and trade credit debt markets, as well as other governmental regulations, may subject us to additional legal liability or affect the demand for financial guaranty insurance and the demand for the primary insurance and reinsurance that we provide.

Increases in the maximum loan amount that the FHA can insure can reduce the demand for private mortgage insurance. This maximum amount has, in general, been increased annually, indexed to Fannie Mae and Freddie Mac limits. In addition, the FHA has streamlined its down-payment formula and reduced the premiums it charges for FHA insurance, making it more competitive with private mortgage insurance in areas with higher home prices. These and other legislative and regulatory changes have caused, and may cause in the future, demand for private mortgage insurance to decrease.

The U.S. Department of Housing and Urban Development (“HUD”) has proposed a rule under the Real Estate Settlement Procedures Act (“RESPA”) to create an exemption from the provisions of RESPA that prohibit the giving of any fee, kickback or thing of value pursuant to any agreement or understanding that real estate settlement services will be referred. The proposed rule would make the exemption available to lenders that, at the time a borrower submits a loan application, give the borrower a firm, guaranteed price for all the settlement services associated with the loan. Mortgage insurance is currently included in the proposed rule as one of these settlement services. HUD is not expected to finalize the rule until the early fall of 2003 at the earliest, and the rule would not be effective until a year after it is finalized. If the rule is implemented, the premiums charged for mortgage insurance could be negatively affected.

Our business and our legal liabilities may also be affected by federal or state consumer, lending and insurance laws and regulations. In recent years we have also been subject to consumer lawsuits alleging violations of RESPA. If litigation or changes with respect to these laws and regulations are resolved in a way that is unfavorable to us, our revenues could decline.

Changes in tax laws could reduce the demand or profitability of financial guaranty insurance, which could harm our business.

Any material change in the U.S. tax treatment of municipal securities, or the imposition of a “flat tax” or a national sales tax in lieu of the current federal income tax structure in the United States, and changes in the treatment of dividends could adversely affect the market for municipal obligations and, consequently, reduce the demand for financial guaranty insurance and reinsurance of such obligations.

The Jobs and Growth Tax Relief Reconciliation Act of 2003, enacted in May 2003, significantly reduces the federal income tax rate for individuals on dividends and long-term capital gains. This tax change may adversely affect the market for municipal obligations and, consequently, reduce the demand for financial guaranty insurance and reinsurance of these obligations, which could reduce our revenue and profitability from the writing of such insurance and reinsurance. Future potential changes in U.S. tax laws, including current efforts by certain members of Congress and the Bush administration to eliminate the federal income tax on dividends, might also affect demand for municipal securities and for financial guaranty insurance and reinsurance of those obligations.

Our growth may be restricted if we are unable to obtain reinsurance or other forms of soft capital.

Our ability to maintain reinsurance capacity or other forms of soft capital is important to our growth strategy for our financial guaranty business. In order to comply with regulatory, rating agency and internal capital and single risk retention limits as our business grows, we may need access to sufficient reinsurance or other soft capital capacity to underwrite transactions. The market for reinsurance has recently become more concentrated, as several participants have exited the industry. If we were to become unable to obtain sufficient reinsurance or other forms of soft capital, this could have an adverse impact on our ability to issue new policies.

The performance of our strategic investments could harm our financial results.

At December 31, 2002, we had investments in affiliates of $259.1 million. The performance of our strategic investments in affiliates could be harmed by:

•	the lack of stability of capital markets;

•	changes in the real estate, mortgage lending, mortgage servicing, title and financial guaranty markets;

•	future movements in interest rates;

•	those operations’ future financial condition and performance;

•	the ability of those entities to execute future business plans; and

•	our dependence upon management to operate those companies in which we do not own a controlling share.

In addition, our ability to engage in additional strategic investments is subject to the availability of capital and maintenance of our financial strength ratings by rating agencies.

We may not be able to effectively manage our growth.

We seek to expand our business internationally and into new markets. Our expansion into new markets presents us with different risks, business analyses and management challenges. We may not be able to effectively manage new operations or successfully integrate them into our existing operations.

USE OF PROCEEDS

We will not receive any proceeds from the exchange of the exchange notes for the old notes pursuant to the exchange offer.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2003 on an actual basis, which reflects the issuance of the old notes and the repayment of Enhance Financial Services Group Inc.’s 6.75% Debentures by March 1, 2003. The exchange offer will not change our capitalization. This table should be read in conjunction with the consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the reports that we have filed with the SEC and incorporated by reference into this prospectus.

March 31, 2003 ($ in thousands)
Debt:
Long-term Debt
5.625% Senior Notes due 2013	$248,073
2.25% Senior Convertible Debentures due 2022	220,000
7.75% Debentures due 2011	249,164

Total Debt	$717,237

Stockholders’ Equity:
Common Stock , par value $0.001 per share 200,000,000 authorized, 95,223,318 shares issued	$95
Additional Paid-In Capital	1,240,078
Retained Earnings	1,611,036
Accumulated Other Comprehensive Income	56,601
Treasury Stock	(63,758)

Total Stockholders’ Equity	$2,844,052

Total Capitalization	$3,561,289

THE EXCHANGE OFFER

General

As of the date of this prospectus, $250 million in aggregate principal amount of the old notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent to holders on July 29, 2003. For purposes of the exchange offer, the term “holder” means any person in whose name old notes are registered on the trustees’ records or any other person who has obtained a properly completed power of attorney from the registered holder, or any person whose old notes are held of record by The Depository Trust Company who desires to deliver the old notes by book-entry transfer. We refer to The Depository Trust Company in this prospectus as “DTC.”

Purpose of the Exchange Offer

We issued the old notes on February 14, 2003 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the old notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

In connection with the sale of the old notes, we agreed with the initial purchasers pursuant to a registration rights agreement that we would:

•	file a registration statement relating to the exchange offer no later than 120 days after the issue date of the old notes;

•	use our reasonable best efforts to cause the Commission to declare the registration statement relating to the exchange offer effective under the Securities Act no later than 180 days after the issue date of the old notes;

•	keep the exchange offer open for at least 20 business days after the date notice of the exchange offer is mailed to the holder of the notes and use our reasonable best efforts to cause the registration statement to remain effective until the closing of the exchange offer; and

•	use our reasonable best efforts to complete the exchange offer no later than 30 days after the exchange offer registration statement becomes effective.

We have filed a copy of the registration rights agreement as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated it by reference into the registration statement of which this prospectus is a part. We are making the exchange offer to satisfy our obligations under the registration rights agreement. Other than as required under the registration rights agreement, we are not required to file any registration statement to register any outstanding old notes. Holders of old notes who do not tender their old notes or whose old notes are tendered but not accepted in the exchange offer must rely on an exemption from the registration requirements under the securities laws, including the Securities Act, if they wish to sell their old notes.

Terms of the Exchange

We are offering to exchange, subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus, $1,000 in principal amount of exchange notes for each $1,000 in principal amount of the old notes. The form and terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes have been registered under the Securities Act and generally are freely transferable by holders of the exchange notes and are not subject to the terms of the registration rights agreement. The exchange notes will evidence the same indebtedness as the old notes and will be entitled to the benefits of the indenture. For additional information, see “Description of the Exchange Notes.”

The exchange offer is not conditioned upon the tender of any minimum principal amount of old notes. Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

We have not requested, and do not intend to request, an interpretation by the staff of the Commission as to whether the exchange notes issued in exchange for the old notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the Commission set forth in a series of no-action letters issued to third parties, we believe that exchange notes issued in the exchange offer in exchange for old notes may be offered for sale, resold and otherwise transferred by any holder of exchange notes, other than any holder that is a broker-dealer or is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, so long as:

•	the exchange notes are acquired in the ordinary course of the holder’s business for investment purposes;

•	the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	the holder is not engaged in, and does not intend to engage in a distribution of the exchange notes.

Since the Commission has not considered this exchange offer in the context of a no-action letter, we can provide no assurance that the staff of the Commission would make a similar determination with respect to the exchange offer. Any holder who is an affiliate of ours or who tenders old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on the interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see “—Resale of Exchange Notes” and “Plan of Distribution.”

In addition, to comply with the securities laws of various jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations therein, to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of the jurisdictions as any holder of the exchange notes reasonably requests. The registration or qualification may require the imposition of restrictions or conditions, including suitability requirements for offerees or purchasers, in connection with the offer or sale of any exchange notes.

The exchange notes will accrue interest from the last interest payment date on which interest was paid on the old notes or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was on February 14, 2003. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

Tendering holders of the old notes will not be required to pay brokerage commissions or fees or transfer taxes, except as specified in the instructions in the letter of transmittal, with respect to the exchange of the old notes in the exchange offer.

Expiration Date; Extension; Termination; Amendment

The exchange offer will expire at 5:00 p.m., New York City time, on August 26, 2003, unless we, in our sole discretion, have extended the period of time for which the exchange offer is open. This time and date, as it may be extended, is referred to herein as the “expiration date.” The expiration date will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act. We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any old notes. We will extend the expiration date by giving oral or written notice of the extension to the exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During the extension, all old notes previously tendered will remain subject to the exchange offer unless properly withdrawn.

We expressly reserve the right to:

•	terminate or amend the exchange offer and not to accept for exchange any old notes not previously accepted for exchange upon the occurrence of any of the events specified below under “— Conditions to the Exchange Offer” which have not been waived by us; and

•	amend the terms of the exchange offer, whether before or after any tender of the old notes.

If any extension, termination, non acceptance or amendment occurs, we will notify the exchange agent and will either issue a press release or give oral or written notice to the holders of the old notes as promptly as practicable. In the case of any extension, we will issue a notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer, by oral or written notice to the exchange agent or by a timely press release, if at any time before the acceptance of the old notes for exchange or the exchange of the exchange notes for such old notes, any of the following conditions exist:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment would reasonably be expected to impair our ability to proceed with the exchange offer; or

•	the exchange offer, or the making of any exchange by a holder, violates applicable law or any applicable interpretation of the staff of the Commission.

The conditions described above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to the condition or we may waive any condition in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the rights described above will not be deemed a waiver of the right and each right will be deemed an ongoing right which we may assert at any time and from time to time.

The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

Procedures for Tendering Old Notes

Our acceptance of old notes tendered by a holder will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal. All references in this prospectus to the letter of transmittal are deemed to include a facsimile of the letter of transmittal.

A holder of old notes may tender the old notes by:

•	properly completing and signing the letter of transmittal;

•	properly completing any required signature guarantees;

•	properly completing any other documents required by the letter of transmittal; and

•	delivering all of the above, together with the certificate or certificates representing the old notes being tendered, to the exchange agent at its address set forth below on or before the expiration date; or

•	complying with the procedure for book-entry transfer described below; or

•	complying with the guaranteed delivery procedures described below.

The method of delivery of old notes, letters of transmittal and all other required documents is at the election and risk of the holders. If the delivery is by mail, we recommend that holders use registered mail properly insured, with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery. Holders should not send old notes or letters of transmittal to us, but should send them to the exchange agent.

The holder’s signature on the letter of transmittal need not be guaranteed if:

•	tendered old notes are registered in the name of the signer of the letter of transmittal;

•	the exchange notes to be issued in exchange for the old notes are to be issued in the name of the holder; and

•	any untendered old notes are to be reissued in the name of the holder.

In any other case:

•	the tendered old notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us;

•	the tendered old notes must be duly executed by the holder; and

•	the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution, each an “eligible institution” that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act.

If the exchange notes and/or old notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the old notes, the signature in the letter of transmittal must also be guaranteed by an eligible institution.

The exchange agent will make a request within two business days after the date of this prospectus to establish accounts with respect to the old notes at DTC, the “book-entry transfer facility,” for the purpose of facilitating the exchange offer. Subject to establishing the accounts, any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer the old notes into the exchange agent’s account with respect to the old notes in accordance with the book-entry transfer facility’s procedures for the transfer. Although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, an appropriate letter of transmittal with any required signature guarantee and all other required documents, or an agent’s message, must in each case be properly transmitted to and received or confirmed by the exchange agent at its address set forth below before the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program. We refer to the Automated Tender Offer Program in this prospectus as “ATOP.” Accordingly, DTC participants may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an agent’s message which:

•	is transmitted by DTC;

•	received by the exchange agent and forms part of the book-entry transfer;

•	states that DTC has received an express acknowledgment from a participant in DTC that is tendering old notes which are the subject of the book-entry transfer;

•	states that the participant has received and agrees to be bound by all of the terms of the letter of transmittal; and

•	states that we may enforce the agreement against the participant.

If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or old notes to reach the exchange agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, the holder may effect a tender if the exchange agent has received at its address set forth below on or before the expiration date, a letter, telegram or facsimile transmission, and an original delivered by guaranteed overnight courier, from an eligible institution setting forth:

•	the name and address of the tendering holder;

•	the names in which the old notes are registered and, if possible, the certificate numbers of the old notes to be tendered; and

•	a statement that the tender is being made thereby and guaranteeing that within three business days after the expiration date, the old notes in proper form for transfer, or a confirmation of book-entry transfer of such old notes into the exchange agent’s account at the book-entry transfer facility and an agent’s message from DTC, will be delivered by the eligible institution together with a properly completed and duly executed letter of transmittal and any other required documents.

Unless old notes being tendered by the above-described method are deposited with the exchange agent, a tender will be deemed to have been received as of the date when:

•	the tendering holder’s properly completed and duly signed letter of transmittal, or a properly transmitted agent’s message, accompanied by the old notes or a confirmation of book-entry transfer of the old notes into the exchange agent’s account at the book-entry transfer facility, is received by the exchange agent; or

•	a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect from an eligible institution is received by the exchange agent.

Issuances of exchange notes in exchange for old notes tendered pursuant to a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect by an eligible institution will be made only against deposit of the letter of transmittal and any other required documents and the tendered old notes or a confirmation of book-entry and an agent’s message.

We will determine all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange. Our determinations will be made in our sole discretion, and will be final and binding. We reserve the absolute right to reject any and all tenders of any old notes not properly tendered or not to accept any old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions contained in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of us incur any liability for failure to give such notification.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the old notes.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, such persons must submit proper evidence satisfactory to us of their authority to so act.

By tendering, each holder represents to us that, among other things:

•	any exchange notes to be received by the holder will be acquired in the ordinary course of business of the holder;

•	the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	the holder is not our “affiliate”;

•	the holder is not engaged in, and does not intend to engage in, the distribution of the exchange notes;

•	if the holder is a broker-dealer, it will receive exchange notes for its own account in exchange for notes that were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of these exchange notes;

•	if a holder is a broker-dealer, it did not purchase the notes to be exchanged for the exchange notes from us in the offering; and

•	the holder is not acting on behalf of any person who could not truthfully and completely make the foregoing representations.

Terms and Conditions of the Letter of Transmittal

The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer:

•	The party tendering old notes for exchange, assigns and transfers the old notes to us and irrevocably constitutes and appoints the exchange agent as his or her agent and attorney-in-fact to cause the old notes to be assigned, transferred and exchanged. We refer to the party tendering notes herein as the “transferor.”

•	The transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the old notes and to acquire exchange notes issuable upon the exchange of the tendered old notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered old notes or transfer ownership of such old notes on the account books maintained by a book-entry transfer facility.

•	The transferor further agrees that acceptance of any tendered old notes by us and the issuance of exchange notes in exchange for old notes will constitute performance in full by us of various of our obligations under the registration rights agreement.

•	All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the transferor.

•	The transferor certifies that it is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act and that it is acquiring the exchange notes offered hereby in the ordinary course of the transferor’s business and that the transferor has no arrangement with any person to participate in the distribution of the exchange notes.

•	Each transferor, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes. Each transferor which is a broker-dealer receiving exchange notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time before the expiration date. For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission, with receipt confirmed by telephone, or letter must be received by the exchange agent at the address set forth in this prospectus before the expiration date. Any notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

•	specify the principal amount of old notes to be withdrawn;

•	include a statement that the holder is withdrawing his or her election to have the old notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the old notes into the name of the person withdrawing the tender; and

•	specify the name in which any such old notes are to be registered, if different from that of the person who tendered the old notes.

The exchange agent will return the properly withdrawn old notes promptly following receipt of the notice of withdrawal. If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us and our determination will be final and binding on all parties.

Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account with the book-entry transfer facility specified by the holder. In either case, the old notes will be returned as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “Procedures for Tendering Old Notes” above at any time before the expiration date.

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will promptly accept, on the expiration date, all old notes properly tendered and will issue the exchange notes promptly after such acceptance. See “—Conditions to the Exchange Offer” below for more detailed information. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, and if, we have given oral or written notice of our acceptance to the exchange agent.

For each old note accepted for exchange, the holder of the old note will receive an exchange note having a principal amount equal to that of the surrendered old note.

In all cases, issuance of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after:

•	timely receipt by the exchange agent of certificates for the old notes or a timely book-entry confirmation of the old notes into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal, or a properly transmitted agent’s message; and

•	timely receipt by the exchange agent of all other required documents.

If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged old notes will be returned without expense to the tendering holder of the old notes. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the non-exchanged old notes will be credited to an account maintained with the book-entry transfer facility. In either case, the old notes will be returned as soon as practicable after the expiration of the exchange offer.

If we waive or amend the conditions above, we will, if required by law, extend the exchange offer for a minimum of five business days from the date that we first give notice, by public announcement or otherwise, of the waiver or amendment, if the exchange offer would otherwise expire within the five business day period. Any determination by us concerning the events described above will be final and binding upon all parties.

The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

Exchange Agent

Wachovia Bank, National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below:

1525 West W.T. Harris Boulevard, 3C3

Charlotte, NC 28262

Attn: Tiffany Williams, Corporate Actions

Delivery to an address other than as set forth on the letter of transmittal, or transmissions of instructions to a facsimile number other than the one set forth on the letter of transmittal, will not constitute a valid delivery.

You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent as follows:

1525 West W.T. Harris Boulevard, 3C3

Charlotte, NC 28262

Attn: Tiffany Williams, Corporate Actions

Solicitation of Tenders; Fees and Expenses

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the old notes and in handling or forwarding tenders for their customers. We will pay the estimated cash expenses to be incurred in connection with the exchange offer.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to this prospectus, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of old notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in the jurisdiction and extend the exchange offer to holders of old notes in the jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers which are licensed under the laws of the jurisdiction.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. However, the transfer taxes will be payable by the tendering holder if:

•	certificates representing exchange notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered; or

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer.

We will bill the amount of the transfer taxes directly to the tendering holder if satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal.

Accounting Treatment

For accounting purposes, we will not recognize gain or loss upon the exchange of the exchange notes for old notes. We will amortize the expenses of the exchange offer over the term of the exchange notes.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes in the exchange offer will continue to be subject to the restrictions on transfer of the old notes as described in the legend on the old notes. Old notes not exchanged in the exchange offer will continue to remain outstanding in accordance with their terms. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act.

Participation in the exchange offer is voluntary, and holders of old notes should carefully consider whether to participate. Holders of old notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of old notes who do not tender their old notes in the exchange offer will continue to hold the old notes and will be entitled to all the rights and limitations applicable to the old notes under the indenture, except for any rights under the registration rights agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this exchange offer. All untendered old notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered old notes could be adversely affected.

We may in the future seek to acquire, subject to the terms of the indenture, untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any old notes which are not tendered in the exchange offer.

Shelf Registration

We may be required to file a shelf registration statement to permit certain holders of Registrable Notes (as defined below) who were not eligible to participate in the exchange offer to resell the Registrable Notes periodically without being limited by the transfer restrictions.

We will only be required to file a shelf registration statement if:

•	we are not permitted by applicable law or by the staff of the SEC to effect the exchange offer as contemplated by the registration rights agreement;

•	the exchange offer is not consummated on or before the deadline set forth in the registration rights agreement; or

•	such registration is requested by any holder of the notes, other than certain broker-dealers, before the date that is 20 business days after the consummation of the exchange offer if such holder:

- is prohibited by applicable law or by the staff of the SEC from participating in the exchange offer;

- may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for resales by such holder; or

- is a broker-dealer holding Registrable Notes acquired directly from us or one of our affiliates.

If a shelf registration statement is required, we will:

•	file the shelf registration statement with the SEC on or before 30 days after the earliest to occur of:

- the day on which we receive notice from a holder entitled to request registration in accordance with the foregoing paragraph; and

- the exchange offer consummation deadline;

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC no later than the 90th day after the date on which we are required to file such shelf registration statement; and

•	use our reasonable best efforts to keep the shelf registration statement continuously effective for a period of two years after the latest date on which any Registration Notes are originally issued (one year, if it is filed at the request of a holder of notes) or, if earlier, until all the Registrable Notes covered by the shelf registration statement are sold thereunder, become eligible for resale pursuant to Rule 144 under the Securities Act, or cease to be Registrable Notes.

Notwithstanding the foregoing, we may, by notice to holders of Registrable Notes, suspend the availability of a shelf registration statement and the use of the related prospectus, if:

•	such action is required by applicable law;

•	our board of directors determines in good faith that it is in our best interests to refrain from disclosing the existence of or facts surrounding any proposed or pending material corporate transaction; or

•	the existence of any fact or the happening of any event that makes any statement or a material fact made in the shelf registration statement or the related prospectus untrue or requires the making of any changes in or additions to the shelf registration statement or related prospectus to make the statements therein not misleading.

The period for which we are obligated to keep the shelf registration statement continuously effective will be extended by the period of such suspension. Each holder of Registrable Notes will be required to discontinue disposition of Registrable Notes pursuant to the shelf registration statement upon receipt from us of notice of any events described in the preceding paragraph or certain other events specified in the registration rights agreement.

The shelf registration statement will permit only certain holders to resell their notes from time to time. In particular, these holders must:

•	provide certain information in connection with the shelf registration statement; and

•	agree in writing to be bound by all provisions of the registration rights agreement (including certain indemnification obligations).

A holder who sells notes pursuant to the shelf registration statement will be required to be named as a selling securityholder in the prospectus and to deliver a copy of the prospectus to purchasers. If we are required to file a shelf registration statement, we will provide to each holder of the notes copies of the prospectus that is a part of the shelf registration statement and notify each of these holders when the shelf registration statement becomes effective. These holders will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement which are applicable to these holders (including certain indemnification obligations).

“Registrable Notes” means the old notes; provided, however, that any old notes shall cease to be Registrable Notes when:

•	a shelf registration statement with respect to such old notes has been declared effective under the Securities Act and such old notes shall have been disposed of pursuant to the shelf registration statement;

•	such old notes have been sold pursuant to Rule 144 under the Securities Act;

•	such old notes have ceased to be outstanding; or

•	such old notes have been exchanged for exchange notes which have been registered pursuant to the exchange offer registration statement upon consummation of the exchange offer, subject to certain exceptions.

Additional Interest

If a Registration Default (as defined below) occurs, then we will be required to pay additional interest to each holder of Registrable Notes. During the first 90-day period that a Registration Default occurs and is continuing, we will pay additional interest on the Registrable Notes at a rate of 0.25% per year. If a Registration Default occurs and is continuing for a period of more than 90 days, then the amount of additional interest we are required to pay on the Registrable Notes will increase, effective from and after the 90th day in that period, by an additional 0.25% per year until all Registration Defaults have been cured. However, in no event will the rate of additional interest exceed 0.50% per year and we will not be required to pay additional interest for more than one Registration Default at a time. This additional interest will accrue only for those days that a Registration Default occurs and is continuing. All accrued additional interest will be paid to the holders of the notes in the same manner as interest payments on the notes, with payments being made on the interest payment dates for notes. Following the cure of all Registration Defaults, no more additional interest will accrue unless a subsequent Registration Default occurs. Additional interest will not be payable on any notes other than Registrable Notes.

A “Registration Default” will occur if:

•	we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for that filing;

•	any such registration statement is not declared effective by the SEC on or before the date specified for its effectiveness;

•	we fail to complete the exchange offer on or before the deadline set forth in the registration rights agreement; or

•	the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the notes during the periods specified in the registration rights agreement, except during limited periods as a result of the exercise by us of our right to suspend use of the shelf registration statement and the related prospectus as described under “—Shelf Registration” above.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “ – Certain Definitions.” In this description, the words “we,” “us” and “our” refer to Radian Group Inc. only, and do not include any subsidiaries of Radian Group Inc.

The old notes were, and the exchange notes will be, issued under an indenture between us and Wachovia Bank, National Association, as trustee. We have agreed to file this registration statement enabling holders to exchange the old notes for the publicly registered exchange notes. The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes, except that:

•	the exchange notes will bear a different CUSIP number from the old notes;

•	the exchange notes have been registered under the Securities Act and therefore will not bear legends restricting their transfer; and

•	holders of the exchange notes will not be entitled to certain rights of holders of old notes under the registration rights agreement, including provisions which provide for an increase in the interest rate of the old notes in certain circumstances relating to the timing of the exchange offer.

The exchange notes will evidence the same debt as the old notes. Upon issuance of the exchange notes, the indenture will be subject to and governed by the Trust Indenture Act of 1939. The old notes and the exchange notes will constitute a single series of securities under the indenture and therefore will vote together as a single class for purposes of determining whether holders of the requisite percentage in aggregate principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the indenture.

Because this section is a summary, it does not describe every aspect of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as holders of the exchange notes. You may obtain a copy of the indenture by requesting one from us or the trustee. Certain capitalized terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

Principal, Maturity and Interest

As of the date of this prospectus, $250 million in aggregate principal amount of the old notes issued under the indenture is outstanding. The indenture does not limit the aggregate amount of exchange notes that may be issued under the indenture. The exchange notes will be limited initially to $250 million in aggregate principal amount. We may, without the consent of the holders of the exchange notes, issue additional exchange notes from time to time after this offering, which will have the same ranking and same interest rate, maturity and other terms of the exchange notes, except for the issue date and the issue price. The exchange notes and any additional exchange notes subsequently issued under the indenture would be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments and redemptions. We will issue the exchange notes in denominations of $1,000 and integral multiples of $1,000.

The exchange notes will mature on February 15, 2013, unless redeemed before that date, as described under “—Optional Redemption.” Interest on the exchange notes will accrue at the rate of

5.625% per year and will be payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2003. We will make each interest payment to the persons who are the registered holders of the exchange notes on the immediately preceding February 1 and August 1, respectively.

Interest on the exchange notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

If any interest payment date, maturity date or redemption date of a note falls on a day that is not a business day, the required payment of principal and interest (including additional interest) will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for a period from and after that interest payment date, maturity date or redemption date, as the case may be, to the date of that payment on the next succeeding business day.

Ranking

The payment of principal, interest, and premium, if any, and additional interest, if any, on the exchange notes are our general unsecured senior obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. See “Description of Other Indebtedness.”

Because we are a holding company and our operations are conducted through our subsidiaries, the cash flow and the consequent ability to service our indebtedness, including the exchange notes, is dependent upon the earnings of our subsidiaries and the distribution of those earnings or upon the payments of funds by those subsidiaries to us. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the exchange notes or to make funds available to us, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to contractual or statutory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Under applicable state law, including certain regulatory law, certain of our subsidiaries are restricted with respect to their ability to pay cash dividends and other distributions. Any right we may have to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the exchange notes to participate in those assets) will be effectively subordinated to the claims of such subsidiary’s creditors, including policy holders and trade creditors. In addition, the exchange notes will be effectively subordinated to any of our secured indebtedness to the extent of the assets securing that indebtedness. As of March 31, 2003 we had $717.2 million of senior indebtedness and no secured indebtedness and our subsidiaries had no indebtedness outstanding. The indenture does not restrict the ability of our subsidiaries to incur debt. See “Risk Factors—Risks Relating to the Exchange Notes.”

Optional Redemption

We will have the option to redeem any of the exchange notes, at any time in whole or from time to time in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the exchange notes to be redeemed, or

•	the sum of the present values of the remaining scheduled payments of principal of and interest on the exchange notes to be redeemed (not including any portion of such payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 30 basis points, as calculated by an Independent Investment Banker, plus, in each case, accrued and unpaid interest on the exchange notes to be redeemed to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate will be calculated on the second business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the exchange notes (“Remaining Life”).

“Comparable Treasury Price” means (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means:

•	each of Banc of America Securities LLC, Lehman Brothers Inc. and such other nationally recognized investment banking firms that are primary U.S. Government securities dealers specified from time to time by us and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer; and

•	any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

We will give notice of any redemption of any exchange notes to holders of the exchange notes to be redeemed at their addresses, as shown in the register of the exchange notes, not more than 60 nor less than 30 days before the date fixed for redemption. The notice of redemption will specify, among other items, the aggregate principal amount of the exchange notes to be redeemed and the redemption price.

If we choose to redeem less than all of the exchange notes, the trustee will select, in the manner it deems fair and appropriate, the exchange notes to be redeemed in part.

If we have given notice as provided in the indenture and made funds available for the redemption of any exchange notes called for redemption on the redemption date referred to in that notice, those exchange notes will cease to bear interest on that redemption date and the only right of the holders of those exchange notes will be to receive payment of the redemption price.

Mandatory Redemption; Sinking Fund

No mandatory redemption obligation will be applicable to the exchange notes. The exchange notes will not be subject to, or have the benefit of, a sinking fund.

Certain Covenants

Limitation on Liens of Stock of Designated Subsidiaries

Neither we nor any of our subsidiaries will be permitted to create, assume, incur or permit to exist any indebtedness secured by any lien on the present or future capital stock of any designated subsidiary unless the exchange notes, and at our election, any other indebtedness of ours that is not subordinate to the exchange notes and with respect to which the governing instruments require, or pursuant to which we are otherwise obligated, to provide such security, are secured equally and ratably with such indebtedness for at least the time period this indebtedness is so secured.

Limitation on Sales of Capital Stock of Designated Subsidiaries

Neither we nor any of the designated subsidiaries will be permitted to issue, sell, transfer or dispose of capital stock of a designated subsidiary, except to us or one of our subsidiaries that agrees to hold the transferred shares subject to the terms of this sentence, unless (1) we dispose of the entire capital stock of the designated subsidiary at the same time for cash or property which, in the opinion of our board of directors, is at least equal to the fair market value of the capital stock or (2) we sell, transfer or otherwise dispose of any capital stock of a designated subsidiary for at least fair market value (in the opinion of our board of directors) and, after giving effect thereto, we and our subsidiaries would own more than 80% of the issued and outstanding voting stock of such designated subsidiary.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any other person or convey, transfer or otherwise dispose of our properties and assets substantially as an entirety to any person, and we may not permit any other person to consolidate with or merge into us, unless:

(1)	we are the surviving entity, or the person formed by such consolidation or into which we are merged or to which our properties and assets substantially as an entirety are conveyed, transferred or otherwise disposed of shall be a corporation, limited liability company, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture executed and delivered to the trustee, in form satisfactory to the trustee, all of our obligations under the exchange notes and the indenture;

(2)	immediately after the transaction, no event of default occurs and continues; and

(3)	we meet other conditions, if any, specified in the indenture.

Upon any consolidation or merger, or any conveyance, transfer or other disposition of our properties and assets, substantially as an entirety as set forth above, the successor person formed by such consolidation or into which we are merged or to which such conveyance, transfer or other disposition is made shall succeed to, and be substituted for, us under the indenture and the exchange notes. In the event of any such conveyance, transfer or other disposition, we, as the predecessor, shall be discharged from all obligations and covenants under the indenture, the exchange notes and the registration rights agreement and may be dissolved, wound up or liquidated at any time thereafter.

Other than the restrictions in the indenture on liens described above, the indenture and the exchange notes do not contain any covenants or other provisions designed to afford the holders of exchange notes protection in the event of a change of control, recapitalization or highly leveraged transaction involving us.

Certain Definitions

The following are certain of the terms defined in the indenture:

“Designated subsidiary” means any present or future consolidated subsidiary, the consolidated stockholders’ equity of which constitutes at least 15% of our consolidated stockholders’ equity. As of the date of this prospectus, the designated subsidiaries are Radian Guaranty Inc., Radian Reinsurance Inc., Radian Asset Assurance Inc. and Enhance Financial Services Group Inc.

“Indebtedness” means, with respect to any person:

(1)	the principal of, and any premium and interest on, indebtedness of the person for money borrowed and indebtedness evidenced by exchange notes, debentures, bonds or other similar instruments for the payment of which that person is responsible or liable;

(2)	all capitalized lease obligations of that person;

(3)	all obligations of that person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business and deferred purchase price due and payable within 90 days);

(4)	all obligations of that person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, other than obligations with respect to some letters of credit securing obligations entered into in the ordinary course of business;

(5)	all obligations of the type referred to above of other persons and all dividends of other persons for which that person is responsible or liable as obligor, guarantor or otherwise;

(6)	all obligations of the type referred to above of other persons secured by any lien on any property or asset of that person; and

(7)	any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described above.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Subsidiary” means, with respect to us:

(1)	any corporation of which at least a majority of the outstanding stock having ordinary voting power (without regard to the occurrence of any contingency) to elect a majority of the directors of such corporation, is at the time, directly or indirectly, owned or controlled by us or by one or more of our subsidiaries (or any combination thereof);

(2)	any partnership (a) of which we or one of our subsidiaries is the sole general partner or the managing general partner or (b) the only general partners of which are us or one or more of our subsidiaries (or any combination thereof); or

(3)	any other business entity of which more than 50% of the total voting power of equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by us or one or more of our subsidiaries (or a combination thereof).

Events of Default and Remedies

Each of the following is an Event of Default under the indenture:

(1)	default in the payment of interest (including additional interest) on the exchange notes when the same becomes due and payable and such default continues for a period of 30 days;

(2)	default in payment of the principal of or premium, if any, on the exchange notes when the same becomes due and payable;

(3)	failure by us or any of our subsidiaries to comply with any of our other covenants or agreements in the indenture or the exchange notes, if we do not remedy the failure within 60 days after notice from the trustee or holders of at least 25% in aggregate principal amount of the exchange notes, including additional exchange notes, if any, then outstanding;

(4)	default (A) in the payment of any scheduled principal of any of our indebtedness for money borrowed or any indebtedness for money borrowed of any of our designated subsidiaries (other than the exchange notes and non-recourse debt) having an aggregate principal amount outstanding of at least $20 million, when due and payable after giving effect to any applicable grace period or (B) in the performance of any other term or provision of any of our indebtedness for money borrowed or any indebtedness for money borrowed of any of our designated subsidiaries (other than the exchange notes and non-recourse debt) having an aggregate principal amount outstanding of at least $20 million, which results in such indebtedness becoming or being declared due and payable before the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged, within a period of 15 days after there has been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the exchange notes then outstanding, a written notice specifying such default or defaults; and

(5)	certain events of bankruptcy or insolvency with respect to us.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us, all outstanding exchange notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the exchange notes and old notes then outstanding may declare all the exchange notes to be due and payable immediately by notice in writing to us specifying the respective Event of Default.

Holders of the exchange notes may not enforce the indenture or the exchange notes except as provided in the indenture. Subject to certain limitations, holders of a majority in aggregate principal amount of the exchange notes and old notes then outstanding may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the exchange notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or additional interest) if it determines that withholding notice is in their interest.

The holders of a majority in aggregate principal amount of the exchange notes and old notes then outstanding, by notice to the trustee, may on behalf of the holders of all of the exchange notes and old notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or additional interest on, or the principal of, the exchange notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

None of our directors, officers, employees, incorporators or stockholders, as such, shall have any liability for any of our obligations under the exchange notes, the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of exchange notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the exchange notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding exchange notes (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding exchange notes to receive payments in respect of the principal of, or interest or premium and additional interest, if any, on such exchange notes when such payments are due from the trust referred to below;

(2)	our obligations with respect to the exchange notes concerning issuing temporary exchange notes, registration of exchange notes, mutilated, destroyed, lost or stolen exchange notes and the maintenance of an office or agency for payment and holding money for payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection with these rights, powers, trusts, duties and immunities; and

(4)	the Legal Defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any failure to comply with those covenants will not constitute a Default or Event of Default with respect to the exchange notes. If a Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the exchange notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the exchange notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and additional interest, if any, on, the outstanding exchange notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the exchange notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, we shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding exchange notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, we shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding exchange notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit or (b) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of or constitute a default under any material agreement or instrument (other than the indenture) to which we or any of our subsidiaries is a party or by which we or any of our subsidiaries is bound;

(6)	we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders of exchange notes over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or the creditors of others; and

(7)	we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture and the exchange notes may be amended or supplemented with the consent of the holders of a majority in aggregate principal amount of the exchange notes and old notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, exchange notes), and any existing default or non-compliance with any provision of the indenture or the exchange notes may be waived with the consent of the holders of a majority in aggregate principal amount of the exchange notes and old notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, exchange notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any exchange notes held by a non-consenting holder):

(1)	reduce the aggregate principal amount of outstanding exchange notes the consent of whose holders is necessary to an amendment, supplement or waiver (including a waiver of any past Default);

(2)	reduce the principal of or change the fixed maturity of any note, or reduce the redemption price for any exchange notes;

(3)	reduce the rate of or change the time for payment of interest, including additional interest, on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or additional interest, if any, on the exchange notes (except a rescission of acceleration of the exchange notes by the holders of at least a majority in aggregate principal amount of the exchange notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than U.S. dollars;

(6)	change the place of payment where payments of principal of, interest (including additional interest) or premium, if any, on or the redemption price for any exchange notes are payable, or impair the right of any holder of the exchange notes to institute suit for the enforcement of any such payment; or

(7)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of exchange notes, we and the trustee may amend or supplement the indenture or the exchange notes:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated exchange notes in addition to or in place of certificated exchange notes;

(3)	to provide for the assumption of our obligations to holders of exchange notes in the case of a merger or consolidation or sale of all or substantially all of our assets;

(4)	to make any change that would provide any additional rights or benefits to the holders of exchange notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

(6)	to provide for the issuance of additional exchange notes in accordance with the limitations set forth in the indenture.

Methods of Receiving Payments on the Exchange Notes

If a holder of the exchange notes has given us wire transfer instructions, we will pay all principal, interest, and premium, if any, on that holder’s exchange notes in accordance with those instructions. All other payments on exchange notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their addresses set forth in the register of notes.

Paying Agent and Registrar for the Exchange Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the exchange notes, and we or any of our subsidiaries may act as paying agent or registrar.

Transfer and Exchange

The exchange notes may be transferred or exchanged in accordance with the indenture. The registrar and the trustee may require a holder of the exchange notes, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any exchange note selected for redemption. Also, we are not required to transfer or exchange any exchange note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of an exchange note will be treated as its owner for all purposes.

Concerning the Trustee

Wachovia Bank, National Association is the trustee under the indenture, the exchange agent in the exchange offer, and has been appointed as registrar and paying agent with regard to the exchange notes. Affiliates of the trustee serve as trustee under various of our debt instruments and as a lender under our revolving credit facility, and provide investment management services for us and our subsidiaries.

If the trustee becomes a creditor of ours, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days to apply to the SEC for permission to continue or resign.

Governing Law

The indenture and exchange notes will be governed by, and construed in accordance with, the laws of the State of New York.

Global Notes and Book-Entry System

The exchange notes will be issued in the form of one or more global notes. The global notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee, who will be the global notes holder. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participating organizations or “participants” in such system or indirectly through organizations that are participants in such system.

Exchanges of Global Notes for Certificated Notes

We will issue notes in certificated form (the “Certificated Notes”) to DTC for owners of beneficial interests in a Global Note if:

•	DTC notifies us that it is unwilling or unable to continue as depositary and we are unable to locate a qualified successor within 90 days or if at any time DTC, or any successor depositary, ceases to be a “clearing agency” under the Securities Exchange Act;

•	an event of default relating to the notes occurs; or

•	we decide in our sole discretion to terminate the use of the book-entry system for the notes through DTC.

The Depository Trust Company

DTC has advised us as follows:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC system is also available to others like securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the Commission.

Purchases of Global Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Global Notes on DTC’s records. The beneficial interest of each actual purchaser of each Global Note (a “Beneficial Owner”) is in turn to be recorded on the records of the Direct Participant and Indirect Participant. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of Direct Participants and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Notes, except in the event that use of the book-entry system for the Global Notes is discontinued.

To facilitate subsequent transfers, all Global Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or any other name as may be requested by an authorized representative of DTC. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. or any other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts those Global Notes are credited, which may or may not be the Beneficial Owners. The Direct Participants and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to Cede & Co. If less than all of the principal amount of the notes is to be redeemed, we believe that DTC’s current practice is to determine by lot the interests of the Direct Participants to be redeemed.

Neither DTC nor Cede & Co. (or any other nominee of DTC) will consent or vote with respect to the Global Notes. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Global Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments in respect of the Global Notes will be made to Cede & Co. or any other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Direct Participants and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of each such Participant and not that of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Principal, premium, if any, and interest payments in respect of the Global Notes to Cede & Co. (or other nominee requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct Participants shall be the responsibility of DTC and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the Global Notes at any time by giving reasonable notice to us or the trustee. Under these circumstances, in the event that a successor securities depository is not obtained, Certificated Notes are required to be printed and delivered to DTC.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Certificated Notes will be printed and delivered to DTC.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a Global Note to those persons may be limited. In addition, because DTC can act only on behalf of Direct Participants, which, in turn, act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing that interest.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE

The following is a summary of the material United States federal income tax considerations relating to the exchange of your old notes for exchange notes in the exchange offer, but is not a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary. This discussion applies to you only if you exchange your old notes for exchange notes in the exchange offer. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

The exchange of old notes for exchange notes will not be a taxable event for federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the old notes. As a result, there will be no material federal income tax consequences to you from exchanging old notes for exchange notes.

PLAN OF DISTRIBUTION

We are not using any underwriters for the exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. We will promptly send additional copies of this prospectus and any amendment or supplement to any broker-dealer that requests the documents in the letter of transmittal.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the exchange notes; or

•	through a combination of the above methods of resale,

at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer, other than commissions and concessions of any broker-dealer. We also will provide indemnification against specified liabilities, including liabilities that may arise under the Securities Act to participating broker-dealers.

For a period of up to 90 days after the completion of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania.

EXPERTS

The financial statements and the related financial statement schedules incorporated in this registration statement by reference from Radian Group’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings including their exhibits and schedules. Our common stock is listed on the New York Stock Exchange under the ticker symbol “RDN.” Our SEC filings are also available from our web site at www.radiangroupinc.com. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus.

We are “incorporating by reference” the information described below, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the notes:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Current Report on Form 8-K dated February 11, 2003;

•	our Current Report on Form 8-K dated February 12, 2003;

•	our Current Report on Form 8-K dated April 16, 2003;

•	our Current Report on Form 8-K dated July 16, 2003.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above that have been or may be incorporated in this prospectus by reference (other than exhibits to such documents unless such exhibits are themselves specifically incorporated by reference). Requests for such copies should be directed to: Radian Group Inc., 1601 Market Street, Philadelphia, Pennsylvania, 19103, Attention: Investor Relations, telephone (215) 564-6600.

$250,000,000

Radian Group Inc.

Offer To Exchange

Our 5.625% Senior Notes Due 2013

Which Have Been Registered Under The Securities Act,

For Any And All Of Our Outstanding 5.625% Senior Notes Due 2013

PROSPECTUS

July 28, 2003

Until 90 days after the date of this prospectus, all dealers that effect transactions in the notes, whether or not participating in this offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.